WEIL, GOTSHAL & MANGES LLP
                                767 Fifth Avenue
                            New York, New York 10153
                            Telephone: (212) 310-8000
                            Facsimile: (212) 310-8007

                                 April 28, 2005




TRANSMITTED VIA EDGAR:
----------------------
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
450 Fifth Street, N.W.
Washington, D.C. 20549-0305
Attention:  Steven Jacobs, Branch Chief


                      Re:       HomeFed Corporation
                                Form 10-K for the year ended December 31, 2004 File No. 001-10153


Ladies and Gentlemen:

           We are writing on behalf of our client, HomeFed Corporation ("HomeFed"), to respond to the comments of the Staff set forth in the letter dated April 20, 2005 with respect to the above-referenced Form 10-K. For your convenience, the paragraph numbering of the responses below corresponds to the numbering in the comment letter.

Form 10-K for the year ended December 31, 2004
----------------------------------------------

Financial Statements and Notes
------------------------------

Note 1- Summary of Significant Accounting Policies, pages F-8 to F-10
---------------------------------------------------------------------

Provision for Environmental Remediation, page F-9
-------------------------------------------------

           1. We understand from your disclosure the environmental liability relates to 30 acres of undeveloped land. Additionally, your response to our comment indicates you tested the recoverability of $143,000 in book value for the "affected parcel". In a supplemental response, please explain your basis for determining this parcel to be the lowest level for which impairment is to be evaluated. In your response, address how the environmental liability is independent from cash flows of Otay Land Company, LLC. Additionally, please advise us of the assumptions used in determining the recoverability of book value of the affected parcel if the entire environmental liability is limited to cash flows of this parcel. If the liability is not isolated to the cash flows of this parcel, advise us of your impairment evaluation with respect to the total carrying value of Otay Land.

The Company's Otay Ranch land is comprised of four relatively large parcels that are not contiguous. Each of these parcels has been subdivided into several sub-parcels, one of which includes the affected land. The Company believes it has the ability to sell land from the unaffected areas even if the affected parcel has not been remediated. The Company does not believe that the remediation status of the affected land will in any way impact the cash flows it can receive from the sale of the unaffected land. In addition, the Company can sell the affected parcel separately from all other Otay land. Since the future cash flows from the affected parcel are identifiable and largely independent from the future cash flows that can be generated from other Otay land, the Company concluded that this parcel represented the lowest level for the impairment evaluation.

The Company expects it will provide the funds for the environmental remediation from the available cash resources at the parent company. The impairment evaluation of the affected parcel did not assume that the funds to complete the environmental remediation would be less than the cash flow to be received from the eventual sale of the affected parcel. However, the Company's projection of future net cash flows from the sale of all of its Otay land (estimated to be over $150 million) is well in excess of the sum of the carrying value of all of the Otay land and the environmental liability. Therefore the Company has concluded that there is no impairment with respect to the total carrying value of Otay land.


           2. Please provide the acknowledgments regarding the Company's responsibilities requested in our comment letter dated April 8, 2005.

The statement from the Company requested in the April 8, 2005 comment letter is attached hereto as Exhibit A.

           If the Staff has any additional questions or comments, kindly contact the undersigned at (212) 310-8528.

                                                Very truly yours,


                                                /s/ Andrea A. Bernstein

cc:        Erin N. Ruhe

                               HomeFed Corporation
                                1903 Wright Place
                                    Suite 220
                           Carlsbad, California 92008



Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
450 Fifth Street, N.W.
Washington, D.C. 20549-0305


Please be advised that HomeFed Corporation (the "Company") hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) the staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filings with the Commission; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Dated:  April 28, 2005

                                    HOMEFED CORPORATION


                                    By:  /s/ Erin N. Ruhe
                                         ---------------------------------------
                                         Name:   Erin N. Ruhe
                                         Title:  Vice President, Treasurer and
                                                 Controller